Exhibit 99.1

Draganfly Announces New Strategic U.S. Facility Location in Tampa to Bolster National Security and Defense Partnerships

Tampa, FL – March 10, 2025 – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO), Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning leader in drone solutions and systems development, is proud to announce the establishment of its new U.S. location in Tampa, Florida. Strategically positioned near key military and government clients, this expansion includes a demonstration and live fire testing facility, reinforcing Draganfly’s commitment to delivering cutting-edge drone solutions to its U.S. customers.

The Tampa facility is part of Draganfly’s long-term strategy to grow its government business, aligning with increasing demand from defense, law enforcement, and industrial sectors. While this expansion has been in development for some time, its opening is especially timely given the recent geopolitical trade measures.

“For over 20 years, Draganfly has been at the forefront of providing innovative drone solutions to government, law enforcement, and industrial clients,” said Cameron Chell, CEO of Draganfly. “Our new Tampa facility underscores our commitment to the U.S. market, offering a critical hub for product demonstrations, live testing. The company continues to maintain and invest in its North American manufacturing facilities, ensuring high-quality production and ongoing support for Canadian and international clients. This diversified footprint in the U.S. and Canada allows Draganfly to provide scalable, while striving for the highest standards of quality and security.

With this expansion, Draganfly is further cementing its role as a trusted domestic manufacturer and solution provider in the evolving landscape of drone technology, helping to ensure its customers across North America and abroad receive cutting-edge secure solutions with minimized risk of disruption.

For more information about Draganfly and its latest advancements, visit www.draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a global leader in drone technology, AI, and autonomous systems, providing innovative solutions for public safety, defense, agriculture, and industrial applications. With over 25 years of experience, Draganfly is recognized for its groundbreaking contributions to the UAV industry and commitment to delivering cutting-edge, North American-made technology.

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Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly ensuring high-quality production and ongoing support for Canadian and international clients and its ability to provide customers across North America and abroad with cutting-edge secure solutions with minimized risk of disruption. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com